3 June 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 170,000 Reed Elsevier PLC ordinary shares at a price of 742.4221p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 76,528,214 ordinary shares in treasury, and has 1,187,596,160 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 19,043,300 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 100,000 Reed Elsevier NV ordinary shares at a price of €12.7476 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 47,631,406 ordinary shares in treasury, and has 682,959,295 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 11,018,319 shares.